SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 04, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 04, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

Smith & Nephew plc (the "Company")
Annual Financial Report

The following documents have today been posted or otherwise made available to shareholders:

1. 2010 Annual Report
2. Notice of 2011 Annual General Meeting
3. Form of Proxy for the 2011 Annual General Meeting

In accordance with Listing Rule 9.6.1 a copy of each of these documents has been uploaded to the National Storage Mechanism and will be available for viewing shortly.

The documents are also available on the Company's website at www.smith-nephew.com/annualreport and in hard copy to shareholders and ADS holders upon request to Investor Relations, Smith & Nephew plc, 15 Adam Street, London WC2N 6LA.

Compliance with Disclosure and Transparency Rule 6.3.5 ("DTR 6.3.5") - Extracts from the 2010 Annual Report

The information below, which is extracted from the 2010 Annual Report, is included solely for the purpose of complying with DTR 6.3.5 and the requirements it imposes on how to make public, Annual Financial Reports.  It should be read in conjunction with the Company's Preliminary Announcement issued on 10 February 2011 (available at www.smith-nephew.com/investors).  Together these constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service.  This material is not a substitute for reading the full 2010 Annual Report.  All page numbers and cross-references in the extracted information below refer to page numbers in the 2010 Annual Report.

The information contained in this announcement and in the Preliminary Announcement does not constitute the Group's statutory accounts, but is derived from those statutory accounts.  The statutory accounts for the year ended 31 December 2010 have been approved by the Board and will be delivered to the Registrar of Companies following the Company's AGM.  The auditors have reported on those statutory accounts and their report was unqualified, with no matters by way of emphasis, and did not contain statements under Section 498(2) of the Companies Act 2006 (regarding adequacy of accounting records and returns) or under Section 498(3) of the Companies Act 2006 (regarding provision of necessary information and explanations).

Appendix A - Risk factors

Management of Risk
As an integral part of planning and review, Group management and management of each of the GBUs seek to identify the risks involved in the business, the probability of those risks materialising, the impact if they do materialise and the actions being taken, and to be taken, to manage and mitigate those risks. Internal audit reviews and reports on the effectiveness of the operation of the risk management process.  The Group Risk Committee meets twice a year to review the major risks identified by the GBUs and Group management and any mitigating actions being taken. As appropriate, the Risk Committee may re-categorise risks or require further information or mitigating action to be undertaken. The Risk Committee reports to the Board on an annual basis detailing all principal risks categorised by potential financial impact on profit and share price. In addition, the risks considered to be most significant to the Group are reported to the Board on a regular basis.  These reports include details of new, key or significantly increased risks, the senior management who have primary responsibility for managing each of these risks along with actions they have put in place to mitigate such risks.

RISK FACTORS
There are known and unknown risks and uncertainties relating to Smith & Nephew's business. The factors listed below could cause the Group's business, financial position and results of operations to differ materially and adversely from expected and historical levels. In addition, other factors not listed here, that Smith & Nephew cannot presently identify or does not believe to be equally significant, could also materially adversely affect Smith & Nephew's business, financial position or results of operations.

Strategic Risk
Highly Competitive Markets
The Group's business units compete across a diverse range of geographic and product markets. Each market in which the business units operate contains a number of different competitors, including specialised and international corporations. Significant product innovations, technical advances or the intensification of price competition by competitors could adversely affect the Group's operating results. Some of these competitors may have greater financial, marketing and other resources than Smith & Nephew. These competitors may be able to initiate technological advances in the field, deliver products on more attractive terms, more aggressively market their products or invest larger amounts of capital and research and development into their businesses.

There is a possibility of further consolidation of companies, which could adversely affect the Group's ability to compete with larger companies due to insufficient financial resources. If any of the Group's businesses were to lose market share or achieve lower than expected sales growth, there could be a disproportionate adverse impact on the Group's share price and its strategic options.

Competition exists among healthcare providers to gain patients on the basis of quality, service and price. There has been some consolidation in the Group's customer base and this trend is expected to continue. Increased competition and unanticipated actions by competitors or customers could lead to downward pressure on prices and/or a decline in market share in any of the Group's business areas, which could adversely affect Smith & Nephew's results of operations and hinder its growth potential.

Continual Development and Introduction of New Products
The medical devices industry has a rapid rate of new product introduction. In order to remain competitive, each of the Group's business units must continue to develop innovative products that satisfy customer needs and preferences or provide cost or other advantages.  Developing new products is a costly, lengthy and uncertain process. A potential product may not be brought to market for any number of reasons, including failure to work optimally, failure to receive regulatory approval, failure to be cost-competitive, infringement of patents or other intellectual property rights and changes in consumer demand. The Group's products and technologies are also subject to marketing attack by competitors. Furthermore, new products that are developed and marketed by the Group's competitors may affect price levels in the various markets in which the Group's business units operate. If the Group's new products do not remain competitive with those of competitors, the Group's sales revenue could decline.

There is a risk that a major disruptive technology could be introduced into one or more of the Group's markets and adversely affect its ability to achieve business plans and targets.

External Risk
Dependence on Government and Other Funding
In most markets throughout the world, expenditure on medical devices is ultimately controlled to a large extent by governments. Funds may be made available or withdrawn from healthcare budgets depending on government policy. The Group is therefore largely dependent on future governments providing increased funds commensurate with the increased demand arising from demographic trends.  Pricing of the Group's products is governed in most major markets largely by governmental reimbursement authorities. Initiatives sponsored by government agencies, legislative bodies and the private sector to limit the growth of healthcare costs, including price regulation, excise taxes and competitive pricing, are ongoing in markets where the Group has operations. This control may be exercised by determining prices for an individual product or for an entire procedure. The Group is exposed to changes in reimbursement policy, tax policy and pricing which may have an adverse impact on sales and operating profit. In particular, recent changes to the health care legislation in the US are due to impose significant taxes on medical device manufacturers from 2013. There may be an increased risk of adverse changes to government funding policies arising from the deterioration in macro-economic conditions in some of the Group's markets.

The Group must adhere to the rules laid down by government agencies that fund or regulate health care, including extensive and complex rules in the US. Failure to do so could result in fines or loss of future funding.

World Economic Conditions
Demand for the Group's products is driven by demographic trends, including the ageing population and the incidence of osteoporosis and obesity. Supply of, use of and payment for the Group's products are also influenced by world economic conditions which could place increased pressure on demand and pricing, adversely impacting the Group's ability to deliver revenue and margin growth. The conditions could favour larger, better capitalised groups, with higher market shares and margins. As a consequence, the Group's prosperity is linked to general economic conditions and there is a risk of deterioration of the Group's performance and finances during adverse macro-economic conditions.

During 2010, economic conditions worldwide continued to create several challenges for the Group, including deferrals of joint replacement procedures, heightened pricing pressures and significant declines in capital equipment expenditures at hospitals. These factors tempered the overall growth of the Group's global markets and could have an increased impact on growth in the future.

Political Uncertainties
The Group operates on a worldwide basis and has distribution channels, purchasing agents and buying entities in over 90 countries.  Political upheaval in some of those countries or in surrounding regions may impact the Group's results of operations. Political changes in a country could prevent the Group from receiving remittances of profit from a member of the Group located in that country or from selling its products or investments in that country. Furthermore, changes in government policy regarding import quotas, taxation or other matters could adversely affect the Group's turnover and operating profit. War, terrorist activities or other conflict could also adversely impact the Group.

Currency Fluctuations
The Group uses the US Dollar as its reporting currency and the US Dollar is the functional currency of Smith & Nephew plc. In 2010, 43% (2009 - 44%) of Group revenue arose in the US, 26% (2009 - 27%) in Continental Europe, 24% (2009 - 21%) in Africa, Asia, Australia, Canada, New Zealand and Latin America, and 7% (2009 - 8%) in the UK.

The Group's manufacturing cost base is situated principally in the US, the UK, China and Switzerland, from which finished products are exported to the Group's selling operations worldwide. Thus, the Group is exposed to fluctuations in exchange rates between the US Dollar, Sterling and Swiss Franc and the currencies of the Group's selling operations, particularly the Euro, Australian Dollar and Japanese Yen. If the US Dollar, Sterling or Swiss Franc should strengthen against the Euro, Australian Dollar and the Japanese Yen, the Group's trading margin could be adversely affected.

Stock Market Valuations
Changing market conditions, both within the medical devices sector and in stock prices in general, may lead to volatility in the share price, or a stock market valuation of the Group which is materially less than the Group's intrinsic value. This may lead to difficulties in making acquisitions, an increased vulnerability to takeovers at below intrinsic value, and loss of value for our shareholders.

Operational Risk
Manufacturing and Supply
The Group's manufacturing production is concentrated at 11 main facilities in Memphis, Tennessee, Mansfield, Massachusetts and Oklahoma City, Oklahoma in the US, Hull, Warwick and Gilberdyke in the UK, Aarau in Switzerland, Tüttlingen in Germany, Alberta in Canada and Suzhou and Beijing in China. If major physical disruption took place at any of these sites, it could adversely affect the results of operations. Physical loss and consequential loss insurance is carried to cover such risks but is subject to limits and deductibles and may not be sufficient to cover catastrophic loss.

Management of orthopaedic inventory is complex, particularly forecasting and production planning. There is a risk that failures in operational execution could lead to excess inventory or individual product shortages.

Each of the business units is reliant on certain key suppliers of raw materials, components, finished products and packaging materials. These suppliers must provide the materials and perform the activities to the Group's standard of quality requirements. If any of these suppliers is unable to meet the Group's needs, compromises on standards of quality or substantially increases its prices, Smith & Nephew would need to seek alternative suppliers. There can be no assurance that alternative suppliers would provide the necessary raw materials on favourable or cost-effective terms at the desired quality. Consequently, the Group may be forced to pay higher prices to obtain raw materials, which it may not be able to pass on to its customers in the form of increased prices for its finished products. In addition, some of the raw materials used may become unavailable, and there can be no assurance that the Group will be able to obtain suitable and cost-effective substitutes. Any interruption of supply caused by these or other factors could negatively impact Smith & Nephew's revenue and operating profit.

The Group uses a variety of information systems to conduct its manufacturing, supply and selling operations. An unrecoverable fault in one of these systems could disrupt trading in certain markets and locations.

The Group is in the process of outsourcing to third parties or relocating to lower cost countries certain of its manufacturing processes. As a result of these transfers, there is a risk of disruption to supply.

Attracting and Retaining Key Personnel
The Group's continued development depends on its ability to hire and retain highly skilled personnel with particular expertise. This is critical, particularly in general management, research, new product development and in the sales forces. If Smith & Nephew is unable to retain key personnel in general management, research and new product development or if its largest sales forces suffer disruption or upheaval, its sales and operating profit would be adversely affected. Additionally, if the Group is unable to recruit, hire, develop and retain a talented, competitive workforce, it may not be able to meet its strategic business objectives.

Proprietary Rights and Patents
Due to the technological nature of medical devices and the Group's emphasis on serving its customers with innovative products, the Group has been subject to patent infringement claims and is subject to the potential for additional claims.

Claims asserted by third parties regarding infringement of their intellectual property rights, if successful, could require the Group to expend time and significant resources to pay damages, develop non-infringing products or obtain licences to the products which are the subject of such litigation, thereby affecting the Group's growth and profitability. Smith & Nephew attempts to protect its intellectual property and regularly opposes third party patents and trademarks where appropriate in those areas that might conflict with the Group's business interests. If Smith & Nephew fails to protect and enforce its intellectual property rights successfully, its competitive position could suffer, which could harm its results of operations.

Product Liability Claims and Loss of Reputation
The development, manufacture and sale of medical devices entail risk of product liability claims or recalls. Design and manufacturing defects with respect to products sold by the Group or by companies it has acquired could damage, or impair the repair of, body functions. The Group may become subject to liability, which could be substantial, because of actual or alleged defects in its products. In addition, product defects could lead to the need to recall from the market existing products, which may be costly and harmful to the Group's reputation. There can be no assurance that customers, particularly in the US, the Group's largest geographical market, will not bring product liability or related claims that would have a material adverse effect on the Group's financial position or results of operations in the future, or that the Group will be able to resolve such claims within insurance limits.

Compliance and Reporting Risk
Regulatory Compliance in the Healthcare Industry
Business practices in the healthcare industry are subject to regulation and review by various government authorities. In general, the trend in many countries in which the Group does business is towards higher expectations and increased enforcement activity by governmental authorities. In the UK, a new Bribery Act was adopted in 2010 that will increase risks for companies that allow improper conduct on their behalf. While the Group is committed to doing business with integrity and welcomes the trend to higher standards in the healthcare industry, the Group and other companies in the industry have been subject to investigations and other enforcement activity that have incurred and may continue to incur significant expense. See "Legal Proceedings". Under certain circumstances, if the Group were found to have violated the law, its ability to sell its products to certain customers could be restricted.

Regulatory Approvals and Controls
The medical device industry is highly regulated. Regulatory requirements are a major factor in determining whether substances and materials can be developed into marketable products and the amount of time and expense that should be allotted to such development. The Group is required to comply with a wide range of regulatory controls over the manufacturing, testing, distribution, marketing and sale of its products, particularly in the US, Europe and China. Such controls have become increasingly demanding and costly to comply with and management believes that this trend will continue. At any time, the Group is awaiting a number of regulatory approvals which, if not received, could adversely affect results of operations. Regulatory approval of new products and new materials is required in most countries in which the Group operates, although a single approval may be obtained for all countries within the European Union. Regulatory approval of new products may entail a lengthy process, particularly if materials are employed which have not previously been used in similar products. In the US, the 510(k) process by which many of the Group's products are cleared for sale may be revised in ways that could lead to delays or increased costs. See "Regulation".

Failure to comply with these regulatory requirements could have a number of adverse consequences, including withdrawal of approval to sell a product in a country, temporary closure of a manufacturing facility, fines and potential damage to company reputation.

Other Risk Factors
Smith & Nephew is subject to a number of other risks, which are common to most global medical technology groups and are reviewed as part of the Group's risk management process.

Appendix B - Directors Responsibility Statement pursuant to Disclosure and Transparency Rule 4

The following statement is extracted from page 75 of the 2010 Annual Report and is repeated here for the purposes of compliance with DTR 6.3.5.  This statement relates solely to the 2010 Annual Report and is not connected to the extracted information set out in this announcement or the Preliminary Announcement.

The directors confirm that, to the best of each person's knowledge:

•      the Group accounts in this report, which have been prepared in accordance with IFRS as adopted by the European Union and those parts of the Companies Act 2006 applicable to companies reporting under IFRS, give a true and fair view of the assets, liabilities, financial position and profit of the Group taken as a whole;

•      the Company accounts in this report, which have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice and the Companies Act 2006, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and

•      the "Business Review, Liquidity and Prospects" contained in the accounts includes a fair review of the development and performance of the business and the financial position of the Company and the Group taken as a whole, together with a description of the principal risks and uncertainties that they face.

Appendix C - Related Party Transactions

During the period 1 January 2011 to 3 March 2011, there were no transactions, loans, or proposed transactions between the Company and any related parties which were material to either the Company or the related party, or which were unusual in their nature or conditions (see also Note 34 to the 2010 Annual Report on page 127).

Susan Henderson
Company Secretary
Smith & Nephew plc

3 March 2011